Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 01/06/2016	OFFICIAL USE ONLY

ORIGINAL

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION x AMENDMENT

16000266

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Hudson Street, Suite 1200, Jersey City, NJ 07302

SEC Mail Processing Section

JAN 07 2016

Washington DC 404

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   201-499-3700 (Telephone) 201-499-0727 (Facsimile)

RECEIVED 2016 JAN -8 AM 11:56 SEC / TM

5. Provide the name, title, and telephone number of a contact employee:

   James G. Buckley (Name) Chief Regulatory Officer (Title) 201-499-3698 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: X Corporation Sole Proprietorship Partnership ☐ Limited Liability Company Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/06 (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: January 6, 2016 National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 06 day of January (Month), 2016 (Year) by (Notary Public)

My Commission expires 3/7/2017 County of Hudson State of New Jersey

MARVENA W. WELDON Commission # 2418156 Notary Public, State of New Jersey My Commission Expires March 07, 2017

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

National Stock Exchange

SEC
Mail Processing
Section
JAN 07 2016
Washington DC
404

James G. Buckley
Chief Regulatory Officer
t: 201. 499.3698
f: 201. 499.0727
james.buckley@nsx.com

RECEIVED
2016 JAN -8 AM 1:56
SEC / TM

January 6, 2016

VIA SECURE MAIL AND FED EX

Kathrine A. England, Esq.
Division of Trading and Markets
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Form 1 Amendment

Dear Ms. England:

In accordance with Rule 6a-2 under the Securities Exchange Act of 1934, National Stock Exchange, Inc. ("NSX") is herewith filing, as an amendment to its Form 1, a revised Exhibit J reporting a change in NSX's Board of Directors (the "Board").

On December 28, 2015, the Board accepted the resignation of Anthony P. Scillia as a Director, and appointed Ted H. Baker as a new Independent Director on the Board. Mr. Scillia's resignation from the Board occurred as a result of a consulting engagement entered into by his employer, Marcum LLP, in which Mr. Scillia is to have direct involvement. Mr. Scillia believed that his work on the engagement would present a conflict of interest with his Board membership, and decided to resign as a Director.

Mr. Baker had a long career in the securities industry. From 1991 to 2003, he was employed at Pershing Trading Company L.P., where held several senior executive positions. At the time of his retirement in 2003, Mr. Baker was Chairman and Chief Operating Officer.

One original and two copies of the Form 1 and Exhibit J are enclosed with this letter.

Please contact me if you have any further questions on the enclosed materials.

Very truly yours,

Enclosure

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(As of January 6, 2016)

Officers:

Mark Sulavka	Chairman, Chief Executive Officer and President. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
James G. Buckley	Chief Regulatory Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Donald Bernotus	Chief Administrative Officer, Secretary and Treasurer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Jeffrey S. Diedrich	Chief Technology Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Mark Leischner	Chief Information Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal

Former Officers:

David Reed	Chief Operating Officer Ceased Employment on June 13, 2014.
Susan Ameel	Chief Regulatory Officer, Regulation Ceased Employment on June 30, 2014.

Michael Serafin	Vice President, Client Services Ceased Employment on July 15, 2014.
Bruce Kulback	Chief Information Officer Ceased Employment on July 31, 2014.
Jeremy Sanchez	Chief Compliance Officer Ceased Employment on August 8, 2014.
David F. Harris	Director, Chairman, Chief Executive Officer Ceased employment on February 18, 2015
Francis T. Corcoran	President, Chief Administrative Officer Ceased employment on February 18, 2015
Philip M. Pinc	Vice President, General Counsel and Secretary Ceased employment on February 18, 2015.
Francis N. Paulino	Senior Vice President, Business Development Ceased employment on February 18, 2015.

Directors:

Mark Sulavka	Chief Executive Officer Director. Term commenced on February 18, 2015.
David Karlin	Industry Director. Term commenced on February 18, 2015.
Donato Cuttone	Equity Trading Permit ("ETP") Holder Director. Term commenced on February 18, 2015.
Timothy Lang	ETP Holder Director. Term commenced on February 26, 2015.
Louis Pastina	Independent Director. Term commenced on February 18, 2015.
Art Pedraza	Non-Industry/Independent Director. Term commenced on February 18, 2015.
Ted Baker	Independent Director. Term commenced on December 28, 2015.

Former Directors:

Craig Drill	Service commenced December 30, 2011 and concluded on October 30, 2013. Former Non-Industry/Independent Director.

Kathleen Hamm	Service commenced February 10, 2012 and concluded on September 25, 2014. Former Non-Industry/Independent Director.
David F. Harris	Service commenced December 30, 2011 and concluded on February 18, 2015. Former CEO Director.
John Faso	Service commenced December 30, 2011 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Gordon Martin	Service commenced on December 31, 2012 and concluded on February 18, 2015. Former Industry Director.
Thomas O'Mara	Service commenced December 30, 2011 and concluded on February 18, 2015. Former ETP Holder Director.
Jeffrey Brown	Service commenced December 31, 2012 concluded on February 18, 2015. Former Non-Industry/Independent Director.
Antoine Shagoury	Service commenced February 10, 2012 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Steve Sosnick	Service commenced December 31, 2013 and concluded on February 18, 2015. Former ETP Holder Director.
Michael Szymanski	Service commenced December 30, 2011 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Gerald T. O'Connell	Service commenced on March 27, 2012 and concluded on February 18, 2015. Former Industry Director.
Anthony Scillia	Service commenced on February 18, 2015 and concluded on December 28, 2015. Former Non-Industry/Independent Director.

Exchange Committees

Executive Committee

Current Members

Mark Sulavka (Chair), term commenced on 2/26/15
Donato Cuttone, term commenced on 2/26/15
Art Pedraza, term commenced on 2/26/15
Ted Baker, term commenced on 12/28/2015

Former Members

Kathleen Hamm, term commenced 2/10/12; service concluded on 9/25/14.
David Harris (Chair), term commenced 2/10/12; service concluded on 2/18/15

Thomas O'Mara, term commenced 2/10/12; service concluded on 2/18/15
John Faso, term commenced 2/10/12; service concluded on 2/18/15
Gerald T. O'Connell, term commenced 6/28/12; service concluded on 2/18/15
Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

Executive Compensation Committee

Current Members

Art Pedraza (Chair), term commenced on 2/26/15
Louis Pastina, term commenced on 2/26/15
Ted Baker, term commenced on 12/28/15

Former Members

Antoine Shagoury (Chair), term commenced 2/10/12; service concluded on 2/18/15
Jeffrey Brown, term commenced 11/21/13; service concluded on 2/18/15
Michael Szymanski, term commenced 2/10/12; service concluded on 2/18/15
Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

Regulatory Oversight Committee

Current Members

Louis Pastina (Chair), term commenced on 2/26/15
Art Pedraza, term commenced on 2/26/15
Ted Baker, term commenced on 12/28/15

Former Members

Kathleen Hamm (Chair), term commenced 2/10/12; service concluded on 9/25/14
John Faso, term commenced 2/10/12; service concluded on 2/18/15
Michael Szymanski, term commenced 2/10/12; service concluded on 2/18/15
Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

Governance & Nominating Committee

Current Members

Mark Sulavka (Chair), term commenced on 2/26/15
Art Pedraza, term commenced on 2/26/15
David Karlin, term commenced on 2/26/15
Lou Pastina, term commenced on 12/28/15

Former Members

John Faso (Chair), term commenced 2/10/12; service concluded on 2/18/15
David Harris, term commenced 2/10/12; service concluded on 2/18/15
Jeffrey Brown, term commenced 03/27/13; service concluded on 2/18/15

Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

ETP Holder Director Nominating Committee

Current Members

Tim Lang (Chair), term commenced on 2/26/15

Donato Cuttone, term commenced on 2/26/15

Former Members

Thomas O'Mara (Chair), term commenced 2/10/12; service concluded on 2/18/15

Andy O'Hara, term commenced 3/27/13; service concluded on 2/18/15

Audit Committee

Current Members

Art Pedraza (Chair), term commenced on 2/26/15

Louis Pastina, term commenced on 2/26/15

Ted Baker, term commenced on 12/28/15

Former Members

Michael Szymanski (Chair), term commenced 2/10/12; service concluded on 2/18/15

John Faso, term commenced 2/10/12; service concluded on 2/18/15

Antoine Shagoury, term commenced 2/10/12; service concluded on 2/18/15

Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

Business Conduct Committee

Current Members

Elizabeth H. Baird, term commenced 2/26/15

Thomas McManus, term commenced 2/26/15

Anthony Seisser, term commenced 2/26/15

Appeals Committee

Current Members

Louis Pastina (Chair), term commenced 2/26/15

David Karlin, term commenced 2/26/15

Donato Cuttone, term commenced 2/26/15

Former Members

Jeffrey Brown, term commenced 03/27/13; service concluded on 2/18/15

Thomas O'Mara, term commenced 2/10/12; service concluded on 2/18/15